Mail Stop 3561
								January 11, 2006

Via U.S. Mail

Bruce Bendell
Chairman, President, Chief Executive Officer,
      and Acting Chief Financial Officer
The Major Automotive Companies, Inc.
43-40 Northern Boulevard
Long Island City, NY 11101

Re:	The Major Automotive Companies, Inc.
Amendment No. 2 to Preliminary Transaction Statement on Schedule
13E-
3
Filed January 6, 2006
File No. 5-54143
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed January 6, 2006
File No. 0-29182

Dear Mr. Bendell:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
Feel
free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Special Factors, page 1
	Fairness of the Transaction, page 8
1. We note that the Board of Directors and Bruce Bendell have adopted the analysis of the Special Committee as it relates to the procedural fairness of the going private transaction, however, it is not clear how the Board of Directors and Bruce Bendell have arrived at their substantive fairness of the going private transaction. We note the disclosure that appears on page 12 that the Board, Special Committee and Bruce Bendell considered the factors that are outlined therein in arriving at their substantive fairness determination, however, this discussion does not discuss all of factors that are included in Instruction 2 to Item 1014 of Regulation M-A, which appear to have been considered exclusively by the Special Committee starting on page
9. We note that it appears that at least the Board, but not Mr. Bendell individually, adopted the recommendation of $1.90 that was made by the Special Committee (see page 12), however, this does not reflect whether the Board also adopted the analysis of the Special Committee nor does it reflect how Mr. Bendell arrived at his substantive fairness determination. Please revise.

2.	Please advise us as to the status of your periodic report for the quarter ended September 30, 2005, as it appears that this report should have been filed by now. Once filed, the proxy statement will need to be updated to reflect this interim financial information.

* * * * *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      Please contact Pradip Bhaumik, Attorney-Advisor, at (202)
551-
3333, or Mara Ransom, Special Counsel, Office of Mergers and
Acquisitions, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

								Sincerely,


								H. Christopher Owings
								Assistant Director


cc:	Mark F. Coldwell, Esq.
	Littman Krooks LLP
	Fax:  (212) 490-2990
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Bruce Bendell
The Major Automotive Companies, Inc.
January 11, 2006
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE